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SCITEX



                                                                            NEWS

FOR IMMEDIATE RELEASE

        SCITEX CORPORATION ANNOUNCES $5 MILLION PARTICIPATION IN RIGHTS
              ISSUE OF ITS MAJORITY-OWNED SUBSIDIARY SCITEX VISION

TEL AVIV, ISRAEL - JUNE 29, 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today that it has agreed to invest approximately $5 million, in accordance with its prorata share, in a rights offering of Scitex Vision, its majority-owned subsidiary, and has signed today a convertible loan agreement for the investment.

Clal Industries and Investments Ltd. and Discount Investment Corporation Ltd., two principal shareholders of Scitex Corporation that are also shareholders of Scitex Vision, agreed to invest an aggregate of approximately $1 million, in accordance with their prorata share, in the rights offering. The transaction is subject to several closing conditions and is expected to be completed within several business days.

According to the terms of the loan agreement, the loan, which has a five-year term, may be converted into shares of Scitex Vision at a conversion price that reflects the same valuation of the transaction pursuant to which Scitex Vision was combined with Aprion Digital Ltd. earlier this year. In addition, each lender will be granted warrants to purchase additional shares of Scitex Vision with 25% coverage of its loan, exercisable over a 5-year term at a price equal to the conversion price. Other key terms of the agreement include the subordination of the loan to Scitex Vision's senior bank loans and the grant of registration rights to each lender with respect to the securities underlying the loan and warrants.

Commenting on the rights offering, Dov Ofer, Scitex Vision's President and CEO, stated: "The additional funds will be used, among other needs, to strengthen our cash position and support the company's penetration into new markets, as well as reinforcing our key positioning in the Graphic Arts market."

Nachum ("Homi") Shamir, the newly-appointed President and CEO of Scitex Corporation, added: "The rights issue demonstrates the commitment of Scitex and other key shareholders of Scitex Vision to the continued development and growth of Scitex Vision. The additional investment in Scitex Vision is in line with Scitex's overall strategy of strengthening its industrial inkjet digital printing activities."

Scitex Vision is a leading developer, manufacturer and service provider of advanced digital printing presses and consumables for industrial applications including wide format graphic arts, packaging and textile. Backed by international marketing and support force, Scitex Vision is committed to continuously provide high-quality, flexible and cost-effective solutions to printing houses all over the world. Scitex Vision owns a core technology based on Aprion Digital's patented drop-on-demand piezo inkjet print heads and water-based inks.

Scitex Vision employs more than 480 employees worldwide with headquarters located in Netanya, Israel, and subsidiaries in Atlanta, USA and Brussels, Europe.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

* All references in this announcement to Scitex Vision relate to the legal entity Aprion Digital Ltd. being renamed Scitex Vision, following to the combination of the two businesses in January this year.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

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Scitex and the Scitex logo are registered trademarks and service marks of Scitex
Corporation Ltd. Aprion is a trademark of Aprion Digital Ltd.

CONTACTS

SCITEX CORPORATION LTD.
-----------------------
Yahel Shachar                                 Dalit Yehuda
Chief Financial Officer                       Corporate Assistant
Tel: +972 3 607-5755                          Tel: +972 3 607-5755
Fax: +972 3 607-5756                          Fax: +972 3 607-5756
E-mail: yahel.shachar@scitex.com              E-mail: dalit.yehuda@cii.co.il



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